SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Increases Premium Offered to SMILES’ Shareholders to 47.9%

São Paulo, March 24, 2021 – GOL Linhas Aéreas Inteligentes S.A. (“GOL”), (NYSE: GOL and B3: GOLL4), in compliance with the provisions on paragraph 4, Article 157 of Law no. 6.404, of December 15, 1976, as amended, and in CVM Rule No. 358/2002, announces, within the scope of the reorganization disclosed in the Material Fact on February 12, 2021, that, if implemented, will result in the migration of the SMILES Fidelidade S.A. (“SMILES”) shareholder base to GOL (“Reorganization”), and as permitted under Section 1.1.1 of the Reorganization’s Protocol and Justification, its decision to increase the consideration offered to the shareholders of SMILES by 17.1%, which increases the exchange ratio from 0.825 to 0.966. This implies a price of R$26.14 per share paid to SMILES’ shareholders based on the December 7, 2020 unaffected price of GOLL4 shares of R$27.05. Prior to GOL’s announcement of its original Reorganization proposal SMILES’ unaffected share price was R$21.73.

Accordingly, should the Reorganization be approved in the extraordinary general meetings of GOL and SMILES, both to be held on March 24, 2021, shareholders of SMILES will receive, for each common share issued by SMILES that they own:

I) (a) an amount in Brazilian currency of R$8.28, adjusted as provided in the Protocol and Justification; and (b) 0.660 preferred shares issued by GOL, adjusted as provided for in the Protocol and Justification (“Base Exchange Ratio”); or

II) (a) an amount in Brazilian currency of R$21.68, adjusted as provided for in the Protocol and Justification; and (b) 0.165 preferred shares issued by GOL, at the discretion of the SMILES shareholders that, in the latter case, must exercise the option as described in Section 3 of the Protocol and Justification (“Optional Exchange Ratio”).

This revised Reorganization proposal offers SMILES’ shareholders a meaningful increase in premium to the unaffected price on December 7, 2020.  As compared to the 30 day VWAP, prior to the initial Reorganization proposal, this new proposal increased the premium from 26.3% to 47.9%.  When compared to the unaffected price, it increases the premium from 2.7% to 20.3%. Further, the revised Reorganization proposal allows GOL to more efficiently match the consideration preferences of disparate types of investors and provides a higher cash component while maintaining upside participation through the Base Exchange Ratio.

The revised Reorganization proposal above is the result of negotiations with several of SMILES’ largest shareholders and has the preliminary support of approximately 25% of the minority shareholders of SMILES.

GOL clarifies that all other conditions contained in the February 12, 2021 Material Fact and in the Protocol and Justification remain unchanged.

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1	GOL Linhas Aéreas Inteligentes S.A.

GOL Increases Premium Offered to SMILES’ Shareholders to 47.9%

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 128 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer